

September 18, 2012

Via E-mail
Christopher Polimeni
Executive Vice President and Chief Financial Officer
American Media, Inc.
1000 American Media Way
Boca Raton, FL 33464

> **Re:** **American Media, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 22, 2012**
> **File No. 333-183477**

Dear Mr. Polimeni:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please submit and file as correspondence on EDGAR a letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please revise throughout your filing to put parentheses around your losses.

Prospectus Summary, page 1

The Company, page 1

3. In an appropriate place, please revise this section to disclose your revenues, net income or loss, total assets and total debt as of and for the quarter ended June 30, 2012 and for the years ended March 31, 2012, 2011 and 2010.

Expiration Time, page 4

4. Please confirm that you will hold the exchange offer open until at least midnight on the 20th business day subsequent to commencement, as required by Rule 14e-1(a) and Rule 14d-1(g)(3) of the Securities Exchange Act of 1934. Please also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Risk Factors, page 11

5. Please delete the third and fourth sentences from the introductory paragraph of this section. This section should identify all known material risks and should not reference unknown or immaterial risks.

Our business and results of operations may be adversely affected, page 23

6. We note your disclosure that paper and postage represent significant components of your total costs. Please revise to quantify your paper and postage costs for the most recent audited and interim period. Please also revise to discuss in greater detail, to include quantification to the extent possible, the price volatility of paper so that investors can assess the risk.

Our single copy revenues consist of copies sold primarily to three wholesalers, page 24

7. We note your disclosure in the second sentence that two wholesalers each accounted for greater than 10% of your total operating revenue and in the aggregate accounted for approximately 35% of your total operating revenue. Please revise to disclose the name and the percentage attributable to each wholesaler who accounted for ten percent or more of your revenues for the most recent audited and interim period. Refer to Item 101(c)(1)(vii) of Regulation S-K. Please also revise the Magazine Production, Transportation and Distribution section on page 72 accordingly.

The Exchange Offer, page 31

Expiration Time; Extensions; Amendments, page 33

8. Please revise the third sentence of the fourth paragraph under this section to clarify that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Business, page 64

Business Developments, page 65

9. We note your disclosure in the first paragraph that you have begun "the process of liquefying [your] content to flow through a number of different platforms." Please revise to clarify what you mean by the phrase "liquefying [your] content."

Industry Data and Circulation Information, page 66

10. We note the disclosure that you have not independently verified the industry data included in the registration statement and the data may be "imprecise." Please revise to balance the disclosure by clarifying that you act and believe that the data is accurate.

Celebrity Brands Segment, page 67

11. We note your disclosure in this section and in the other segment discussion sections that certain of your brands have "leading market positions." Please revise to provide objective substantiation for these statements. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Executive Compensation, page 80

Annual Cash Incentive Payment, page 83

12. We note your disclosure in the fourth paragraph that Mr. Swider was eligible to earn an annual cash incentive payment for 2012 based on the financial results of DSI measured by Adjusted EBITDA and the cost savings action plan. We also note that Mr. Swider earned the maximum amount. Please revise to quantify all performance goals or targets and the goals and targets actually achieved in order for your named executive officers to earn their annual cash incentive payments. To the extent you believe that disclosure of the goals or targets is not required because it would result in competitive harm such that the goals or targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion.

<u>Security Ownership of Certain Beneficial Owners and Management, page 96</u>

13. We note that a number of your principal shareholders are legal entities. For each legal entity, please revise to clarify and disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

<u>Certain Relationships and Related Party Transactions, page 98</u>

<u>Backstop Agreement, page 98</u>

14. We note your disclosure that, in connection with the Backstop Agreement, each Backstop Party was entitled to fully-paid and non-assessable shares of new AMI common stock. We note that the statement appears to be a legal conclusion. Please revise to remove the inference that such statements are legal conclusions in your registration statement or attribute such statements to legal counsel.

<u>Second Lien Notes, page 100</u>

15. We note that certain of your principal shareholders own your Second Lien Notes. For each principal shareholder, please revise to disclose the information required by Item 404(a)(5) of Regulation S-K.

<u>Signatures, page II-3</u>

16. Please revise the second half of the signature page for American Media, Inc. to include the signature of your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacity, please revise to clarify. Please also revise the second half of the signature pages for each co-registrant accordingly. Refer to Instruction 1 to Signatures on Form S-4.

<u>Index to Exhibits, page II-13</u>

17. We note that the guarantors are co-registrants on this registration statement. Please revise to include the articles of incorporation and by-laws for each of the co-registrants.

18. Please refile complete copies of Exhibits 10.1, 10.2, 10.3, 10.4, and 10.8 including all exhibits and schedules.

<u>Exhibit 10.9</u>

19. Please refile a complete copy. In this regard, we note that the filed version does not include conformed signatures for all signatories.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211
if you have questions regarding comments on the financial statements and related matters.
Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other
questions.

                                                        Sincerely,

                                                        /s/ Loan Lauren P. Nguyen

                                                        Loan Lauren P. Nguyen
                                                        Special Counsel

cc: Via E-mail
        Rosa A. Testani, Esq.